                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            FOREVER ENTERPRISES, INC.
                                (NAME OF ISSUER)

                            FOREVER ENTERPRISES, INC.
                       (NAME OF PERSONS FILING STATEMENT)

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   346288-10-3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MR. BRENT D. CASSITY
                             CHIEF EXECUTIVE OFFICER
                            FOREVER ENTERPRISES, INC.
                                 10 S. BRENTWOOD
                             CLAYTON, MISSOURI 63105
                                  314-726-3371
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                                 WITH COPIES TO:
                               MARY ANNE O'CONNELL
                            HUSCH & EPPENBERGER, LLC
                         190 CARONDELET PLAZA, SUITE 600
                            ST. LOUIS, MO 63105-3441
                                 (314) 480-1715

                            ------------------------

                This statement is filed in connection with (check the appropriate box):

a.[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.[ ] The filing of a registration statement under the Securities Act of 1933.

c.[X]    A tender offer.

d.[ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            ------------------------
                            CALCULATION OF FILING FEE

================================================================================
Transaction valuation: $17,910*                      Amount of filing fee: $2.00
================================================================================

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $10 per share for the eligible common stock, multiplied by 1,791, the maximum number of shares to be purchased in the offer.

[ ] Check the box if any part of the fee is offset as provided by Rule
    Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:   N/A               Filing Party: N/A
    Form or Registration No.: N/A               Date Filed: N/A

         Forever Enterprises, Inc. (the "Company") is offering to purchase for cash (the "Offer") all shares of the Company's common stock, $0.01 par value (the "Common Stock"), held by stockholders that own ten (10) or fewer shares of Common Stock as of the close of business on November 3, 2003 (the "Record Date"). The Offer is being made pursuant to an offer to purchase (the "Offer to Purchase"), dated November 7, 2003, attached as Exhibit (a)(1). The Offer is an "odd-lot tender offer" pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, because the Offer has a reasonable likelihood or a purpose of causing the Common Stock to be held of record by less than 300 persons, the Offer is a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Exchange Act. As a result, the Company is filing this Schedule 13E-3 as required under the Exchange Act.

ITEM 1: SUMMARY TERM SHEET.

                  The information set forth in "Summary of Terms" and "Questions and Answers" of the Offer to Purchase is incorporated herein by reference.

ITEM 2: SUBJECT COMPANY INFORMATION.

                  (a) The name of the issuer is Forever Enterprises, Inc. Its principal executive office is located at 10 S. Brentwood, Clayton, Missouri 63105 and its telephone number is 314-726-3371.

                  (b) The Company's Common Stock, $0.01 par value, is the subject class of equity securities of this Schedule 13E-3. As of November 3, 2003, 6,936,059 shares of Common Stock were issued and outstanding.

                  (c) The information set forth in "Terms of the Offer - Market Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

                  (d) The information set forth in "Terms of the Offer - Market Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

                  (e) During the past three years, the Company has not made any public offering of Common Stock.

                  (f) The information set forth in "Special Factors -- Recent Transactions, Negotiations and Contacts" of the Offer to Purchase is incorporated herein by reference.

ITEM 3: IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a) The Company is the filing person for this Schedule 13E-3. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The information set forth in "Management Information -- Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

                  (b)  Not applicable.

                  (c) The information set forth in "Management Information -- Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

                  (d) The information set forth above in Item 1 and Item 2(a) is incorporated herein by reference.

ITEM 4: TERMS OF THE TRANSACTION.

                  (a) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors" and "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

                  (b) No security will be purchased from any officer, director or other affiliate of the Company.

                  (c) The Offer is an "odd-lot tender offer" and is being conducted pursuant to Rule 13e-4(h)(5) under the Exchange Act. Only stockholders owning ten (10) shares or less are entitled to participate in the Offer. No shares are held in employee benefit plans other than shares reserved for issuance upon exercise of stock options granted under the Forever Enterprises, Inc. 1998 Long-Term Incentive Plan. Shares issued upon exercise of stock options after the Record Date may not be tendered, but count toward the number of shares owned by a shareholder in the determination of whether he or she is eligible to participate in this Offer. The information set forth in "Summary of Terms," "Questions and Answers -- Am I eligible to participate in the offer?" and "Terms of the Offer -- General" of the Offer to Purchase is incorporated herein by reference.

                  (d) There are no appraisal rights. The information set forth in "Special Factors -- Stockholder Approval, Appraisal Rights and Agreements Concerning Securities" of the Offer to Purchase is incorporated herein by reference.

                  (e) We will not grant unaffiliated security holders access to the Company's corporate files or the right to obtain counsel or appraisal services at the expense of the Company.

                  (f)  Not applicable.

ITEM 5:  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (a) The information set forth in "Special Factors -- Recent Transactions; Negotiations and Contacts" of the Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth in "Special Factors -- Recent Transactions; Negotiations and Contacts" of the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth in "Special Factors -- Recent Transactions; Negotiations and Contacts" of the Offer to Purchase is incorporated herein by reference.

                  (e) None of the Company nor any other person listed in response to Item 3 above is party to any agreements concerning the Company's securities other than stock options granted by the Company under the Forever Enterprises, Inc. 1998 Long-Term Incentive Plan.

ITEM 6: PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (a) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors - Purposes of the Offer" and "Special Factors - Effects of the Offer, Plans After Completing the Offer" in the Offer to Purchase is incorporated herein by reference.

                  (b) All shares of Common Stock purchased in the Offer will be cancelled.

                  (c) The Company does not have any plans or proposals, and is not involved in any negotiations, that relate to or would result in any of the events described in items (1)-(5) of Item 1006(c) of Regulation M-A. The information required by items (6)-(8) of Item 1006(c) of Regulation M-A is set forth in "Summary of Terms", "Questions and Answers" and "Special Factors" in the Offer to Purchase and incorporated herein by reference.

                  No Company director or executive officer has any plans or proposals or been involved in any negotiations that relate to or would result in any of the events listed in items (1)-(8) of Item 1006(c) of Regulation M-A except in his or her official capacity as a director and/or executive officer of the Company.

ITEM 7: PURPOSES, ALTERNATIVES, REASONS AND EFFECT.

                  (a) The information set forth in "Summary of Terms," "Questions and Answers" and "Special Factors -- Purposes of the Offer" in the Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth in "Summary of Terms," "Questions and Answers" and "Special Factors -- Our Reasons for Pursuing the Offer as Opposed to Other Alternatives" in the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors -- Purposes of the Offer" and "Special Factors -- Our Reasons for Pursuing the Offer as Opposed to Other Alternatives" in the Offer to Purchase is incorporated herein by reference.

                  (d) The information set forth in "Questions and Answers," "Special Factors -- Purposes of the Offer," Special Factors -- Potential Adverse Effects of the Offer," "Special Factors -- Our Position as to the Fairness of the Offer to Unaffiliated Stockholders," "Special Factors -- Effects of the Offer; Plans after Completing the Offer" and "Special Factors -- Certain U.S. Federal Income Tax Consequences -- Tax Effects on Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 8:  FAIRNESS OF THE TRANSACTION.

                  (a) The information set forth in "Special Factors -- Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" in the Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth in "Special Factors -- Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" in the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth in "Special Factors -- Stockholder Approval, Appraisal Rights and Agreements Concerning Securities" and "Special Factors -- Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" in the Offer to Purchase is incorporated herein by reference.

                  (d) The information set forth in "Special Factors -- Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" in the Offer to Purchase is incorporated herein by reference.

                  (e) The information set forth in "Special Factors -- Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" in the Offer to Purchase is incorporated herein by reference.

                  (f) The information set forth in "Special Factors -- Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" in the Offer to Purchase is incorporated herein by reference.

ITEM 9: REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                  (a) The Company has not obtained any report, opinion, or appraisal in connection with the Offer. The information set forth in "Special Factors -- Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" in the Offer to Purchase is incorporated herein by reference.

                  (b)  Not applicable.

                  (c) Not applicable.

ITEM 10: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The information set forth in "Terms of the Offer -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

                  (b)  Not applicable.

                  (c) The information set forth in "Terms of the Offer -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

                  (d)  Not applicable.

ITEM 11: INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) The information set forth in "Management Information -- Beneficial Ownership of Directors and Executive Officers" in the Offer to Purchase is incorporated herein by reference.

                  (b)  Our common stock has not traded for over 60 days.

ITEM 12: THE SOLICITATION OR RECOMMENDATION.

                  (d) There are no officers, directors or affiliates of the Company (or any other person listed in Item 3 of this filing) who currently are eligible to tender their shares pursuant to the Offer.

                  (e) No executive officer, director or affiliate of the Company (or, to the Company's knowledge, any other person named in Item 3 of this Schedule 13E-3) has made any recommendation to holders of Common Stock either in support of or opposed to the Offer. See response to Item 12(d).

ITEM 13: FINANCIAL STATEMENTS.

                  (a) The information set forth in "Summary Consolidated Financial Information" and "Where You Can Find Additional Information" in the Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth in "Summary Consolidated Financial Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 14: PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  (a) No person has been retained by the Company to make any solicitation or recommendation with respect to the Offer. The Company has retained The Altman Group, Inc. to act as

Information Agent and American Stock Transfer & Trust Company has been retained to act as Depositary for the Offer. Neither the Information Agent nor the Depositary has been authorized to make any solicitation or recommendation with respect to the Offer. The Information Agent and the Depositary will be paid customary fees and expenses for their services.

                  (b) Directors, officers and employees of the Company also may contact eligible shareholders to solicit their participation in the Offer, but will not be compensated for their efforts.

ITEM 15: ADDITIONAL INFORMATION.

                  (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16: EXHIBITS.

                  (a)(1) Offer to Purchase, dated November 7, 2003.

                  (a)(2) Letter of Transmittal.

                  (a)(3) Broker-Dealer Letter.

                  (a)(4) Client Letter.

                  (a)(5) Notice of Guaranteed Delivery.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 7, 2003

                                            FOREVER ENTERPRISES, INC.

                                            By: /s/ Brent D. Cassity
                                                --------------------------------
                                            Name: Brent D. Cassity
                                            Title: Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                         EXHIBIT
----------                          -------
  (a)(1)           Offer to Purchase, dated November 7, 2003.

  (a)(2)           Letter of Transmittal.

  (a)(3)           Broker-Dealer Letter.

  (a)(4)           Client Letter.

  (a)(5)           Notice of Guaranteed Delivery.

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